SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Date: 9 February 2010

Number of report in announcement: 1

DISCLOSURE DIRECTOR’S DETAILS – Ann Godbehere

Director’s other publicly quoted directorships

As required by Listing Rule 9.6.14(2), we confirm the following change to the information disclosed in respect of Ann Godbehere, one of Prudential plc’s non-executive directors.

Directorships held in publicly quoted companies:

Ann Godbehere has been appointed as a non-executive director of Rio Tinto plc with effect from 9 February 2010.

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

-ENDS-

Contact name for Enquiries

Chris Barton

Group Secretariat

020 7548 3229

Company official responsible for making notification

Sylvia Edwards

Assistant Group Secretary

020 7548 3826

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ SYLVIA EDWARDS

Sylvia Edwards
Assistant Group Secretary